November 9, 2007	Via Facsimile & EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Re:	Immediatek, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 File No. 000-26073
Ladies and Gentlemen:
Immediatek, Inc., a Nevada corporation (the “Company”), is in receipt of the Commission’s letter to the Company, dated October 23, 2007. We have prepared responses to the comments contained in said letter and an amendment to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006. Those materials are in the process of being converted into EDGAR filing format; however, due to the large number of accelerated filers making filings via EDGAR today, we do not believe that we will have sufficient time to review the accuracy of the materials we propose to file prior to the deadline to obtain today’s filing date.
Therefore, we respectfully request an extension until Tuesday, November 13, 2007, to make these filings in light of the foregoing and the federal holiday on Monday, November 12. If any members of the Commission have any questions or desire further information with respect to this request, he or she should contact Corey Prestidge at (214) 696-6614.
Very truly yours,
/s/ DARIN DIVINIA
Darin Divinia
Chief Executive Officer
CGP:cgp
cc:	Megan Akst United States Securities and Exchange Commission Corey Prestidge